EXHIBIT 99.1

Twin Vee PowerCats Co. and Forza X1, Inc. Announce Merger Agreement

FORT PIERCE, FL / ACCESSWIRE / August 12, 2024 — Twin Vee PowerCats Co. (Nasdaq:VEEE),(“Twin Vee”) and Forza X1, Inc. (Nasdaq: FRZA) (“Forza”), today jointly announced that they have entered into a definitive merger agreement for an all stock transaction pursuant to which Forza will merge with and into a wholly owned subsidiary and survive the merger.

Under the terms of the merger agreement, each holder of Forza Common Stock (other than Twin Vee) will receive 0.61166627 shares of Twin Vee Common Stock (the “Exchange Ratio”) in exchange for each share of Forza Common Stock that they own on the effective date of the merger for a maximum of 5,355,000 shares of Twin Vee Common Stock (no fractional shares will be issued) and the 7,000,000 shares of Forza Common Stock held by Twin Vee will be cancelled. The Exchange Ratio was negotiated so that the pre-closing securityholders of each of Twin Vee and Forza would beneficially own approximately 64% and 36% respectively of the outstanding shares of Twin Vee Common Stock following the closing of the merger.

Key Highlights of the Merger:

●	One Company, One Mission! Building on our 30-year heritage of delivering high-quality, offshore fishing and recreational boats recognized for their fuel efficiency, ride quality and performance.

●	Strong Balance Sheet: At closing, we expect to have over $1.00 per share in cash, $2.00 per share in net assets, and no funded debt providing a solid foundation for future investments and growth.

●	Streamlined Operations: Eliminating the overhead costs and management attention required to maintain two separate public companies.

●	Operational Excellence: Our factory expansion, redesign and vertical integration demonstrates our commitment to high performance engineering and manufacturing, providing a solid foundation from which to rebuild and grow.

Twin Vee’s Chairman and Chief Executive Officer, Joseph Visconti, who also serves as Forza’s Interim Chief Executive Officer, commented, “Twin Vee is taking the steps necessary to drive this company forward. We believe this merger is the next logical step. We began by bringing in top talent from larger organizations that could help us achieve our growth and profit objectives. Karl Zimmer, our new President and Michael Dickerson, our new CFO, are laser focused on leaning-out waste and inefficiency, driving down our product and overhead costs, continuing the ERP implementation, and developing procedures and platforms to build the best boats possible and scale those efficiencies as we grow the business.”

“It will take time, resources and effort to achieve our goals, but we have assembled the right team, we have a strong balance sheet, and we have the support of a great group of shareholders to help us get there. I am so excited to bring these two companies together at this time. This merger represents the latest significant milestone for both Twin Vee and FORZA X1. By combining our resources and strengths, we are creating a more competitive company that is positioned to achieve our long-term profitable growth and drive shareholder value,” Visconti concluded.

Following the recommendation of each of their special committees, the board of directors of both Twin Vee and Forza unanimously approved the merger agreement. The transaction is expected to close by the end of 2024, and is subject to customary closing conditions, including the receipt of regulatory approvals and the approval of the Twin Vee and Forza shareholders, which approval shall include a majority of the shares present in person or by proxy excluding shares held by Twin Vee. Upon the closing of the transaction, the merged company will operate under the Twin Vee PowerCats Co. name, and the company’s common stock is expected to continue to trade on NASDAQ under the current ticker symbol “VEEE.”.

About Twin Vee PowerCats Co.

Twin Vee PowerCats Co. manufactures Twin Vee and AquaSport boats. The Company produces a range of boats designed for activities including fishing, cruising, and recreational use. Twin Vee PowerCats are recognized for their stable, fuel-efficient, and smooth-riding catamaran hull designs. Twin Vee is one of the most recognizable brand names in the catamaran sport boat category and is known as the “Best Riding Boats on the Water™.” The Company is located in Fort Pierce, Florida, and has been building and selling boats for nearly 30 years. Learn more at twinvee.com.

Visit Twin Vee PowerCats Co. on Instagram.

Visit AquaSport on Facebook and Instagram.

Watch Twin Vee and AquaSport’s Legacy of Boat Building Excellence on YouTube.

Watch the Twin Vee team talk about the development of the GFX-2 on YouTube.

About Forza X1, Inc.

Forza X1, Inc. is a recreational boat builder focused on the creation, implementation, and sale of electric boats. For more information, please visit www.forzax1.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are identified by the use of the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions that are intended to identify forward-looking statements and include statements regarding plans to merge Forza into a wholly owned subsidiary of Twin Vee in an all-stock transaction pursuant to the definitive merger agreement, building on Twin Vee’s 30-year heritage of delivering high-quality, offshore fishing and recreational boats recognized for their fuel efficiency, ride quality and performance, having at closing $1.00 per share in cash, $2.00 per share in net assets, and no funded debt providing a solid foundation for future investments and growth, eliminating the overhead costs and management attention required to maintain two separate public companies, Twin Vee’s and Forza’s commitment to high performance engineering and manufacturing, providing a solid foundation from which to rebuild and grow, Twin Vee taking the steps necessary to drive the combined company forward, the merger being the next logical step, bringing in top talent from larger organizations that could help achieve growth and profit objectives, cleaning-out waste and inefficiency, driving down product and overhead costs, continuing the ERP implementation, and developing procedures and platforms to build the best boats possible and scale those efficiencies as the combined company grows the business, having assembled the right team, having a strong balance sheet, and having the support of a great group of shareholders to achieve Twin Vee’s and Forza’s goals, creating a more competitive company that is positioned to achieve long-term profitable growth and drive shareholder value by combining Twin Vee’s and Forza’s resources and strengths and closing the transaction by the end of 2024. These forward-looking statements are based on management’s expectations and assumptions as of the date of this press release and are subject to a number of risks and uncertainties, many of which are difficult to predict that could cause actual results to differ materially from current expectations and assumptions from those set forth or implied by any forward-looking statements. Important factors that could cause actual results to differ materially from current expectations include, among others, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Twin Vee and Forza; the outcome of any legal proceedings that may be instituted against Twin Vee or Forza; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger) and shareholder approvals or to satisfy any of the other conditions to the merger on a timely basis or at all; the possibility that the anticipated benefits of the merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Twin Vee and Forza do business; the possibility that the merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; changes in Twin Vee’s share price before the closing of the merger; risks relating to the potential dilutive effect of shares of Twin Vee common stock to be issued in the merger; and other factors that may affect future results of Twin Vee, Forza and the combined company. Additional factors that could cause results to differ materially from those described above can be found in Twin Vee’s Annual Report on Form 10-K for the year ended December 31, 2023, Forza’s Annual Report on Form 10-K for the year ended December 31, 2023, Twin Vee’s and Forza’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in other documents Twin Vee and Forza file with the SEC, which are available on the SEC’s website at www.sec.gov.. The information in this release is provided only as of the date of this release, and the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events, except as required by law.

Contact:

Glenn Sonoda
investor@twinvee.com
investor@forzax1.com